

April 17, 2014

<u>Via E-mail</u>
Carol Groeber
Controller and Principal Accounting Officer
Pernix Group, Inc.
151 E. 22nd Street
Lombard, Illinois 60148

> **Re:**   **Pernix Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-194860**

Dear Ms. Groeber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 21 of the definitive proxy statement filed November 12, 2013 that the shares you seek to register here are, at least in part, the same shares that you registered under your Form S-1, file number 333-174539, on May 15, 2012. We further note the Form 8-K filed on December 6, 2013, stating that the shareholders had granted their approval for the de-registration and re-registration of those shares. It appears that you have not remove those shares from registration, and you are currently attempting to register securities that are currently in registration. Please advise.

<u>Cover Page of the Registration Statement</u>

2. We note your statement in footnote 2 to the Calculation of Registration Fee table that the proposed maximum offering price per share was estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c). However, it appears that the price for the shares in the primary offering was calculated in accordance with Rule

457(d). As you repeatedly state that you will be selling the shares at the fixed price of $8.00 per share, using this method is inappropriate. Please revise.

Cover Page of Prospectus

3. We note your statement here that the stock offered for your account will be sold at the fixed price of $8.00 per share, and on page 22 that it will be sold on the OTCQB. We note that a market exists for your stock, and that market makers on the OTCQB will not sell at a fixed price. Please advise.

4. We note your disclosure that the information in this prospectus is accurate only as of the date of this prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please delete or clarify this statement.

Use of Proceeds, page 15

5. Please provide the disclosure called for by Instruction 1 to Item 504 of Regulation S-K.

Selling Stockholders, page 16

6. We note your statement that "[t]he selling stockholders acquired their shares in connection with the following private placements of Pernix Group, Inc. common stock beginning after the original registration statement was filed on August 10, 2001 up through March 12, 2010." Please advise whether all of the transactions disclosed were with selling stockholders.

7. Please place the table displaying the names of the natural persons having control over the shares held by the entities in the table of selling stockholders in footnote 6.

Plan of Distribution, page 21

8. We note your statement at the top of page 22 that "[b]ecause the selling shareholders are not 'underwriters' within the meaning of the Securities Act, they will not be subject to the prospectus delivery requirements of the Securities Act." Please revise to indicate that the selling stockholders may be deemed underwriters.

Incorporation by Reference, page 25

9. Please revise to include the statements called by Item 12(b)(1) of Form S-1.

Recent Sales of Unregistered Securities, page II-3

10. Please provide the information required by Item 701 of Regulation S-K. We note that you do not state the exemption from registration claimed for the transaction you disclose here. Please also note that the disclosure contemplated by Item 701 looks back three years, and includes the private placements in 2012 and 2013 disclosed on page 20.

Undertakings, page II-5

11. Please number the pages comprising your undertakings and signature sections.

12. Please revise undertaking (5) here to correspond to the language in Item 512(a)(5)(ii) of Regulation S-K. Note that the regulations do not make any references to a "small business issuer." Please also place your undertakings in the order indicated by Item 512 of Regulation S-K.

13. We note that you include the undertaking in Item 512(b) of Regulation S-K. Please note that this undertaking is for filings incorporating subsequent Exchange Act documents by reference. Because you are not forward incorporating by reference, it is inappropriate to include this undertaking.

Signatures, page II-7

14. Please ensure that your next amendment is signed by your Principal Accounting Officer and your Principal Financial Officer in their capacities as such. Currently, Mr. Pollack and Ms. Groeber have caused the registration statement to be signed by Pernix Group, Inc., but have not signed the registration in their capacities as officers.

15. Please have Ibrahim Ibrahim sign the next amendment that you file, or remove his name from this page.

Exhibit 5.1

16. We note that counsel has stated that it is of the opinion that the Company Offered Shares will be "validly issued, fully paid and non-assessable, provided that the consideration therefor is not less than the par value thereof." This qualification appears to go directly to the definition of "fully paid." Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pam Long
Assistant Director

CC: David J. Kaufman (*via e-mail*)
Thompson Coburn LLP